Exhibit 99.1
Press Release
Announcement on Wipro leadership changes
Bangalore, March 3 2010: Wipro announced today following changes to its leadership team.
Mr. Anurag Behar, Chief Executive, Wipro Infrastructure Engineering, will be moving to the Azim Premji Foundation as Co-CEO effective July 1, 2010.
Over the last 10 years the Foundation has done significant work to contribute to systemic reform and improvement in the Education system in India. Its programs touch over 20,000 schools across nine States and the Foundation is among the largest non-governmental, not-for-profit development initiatives in India.
The Foundation is embarking on its next strategic phase and will further scale up and strengthen its initiatives in the area of Education & other allied fields. This will include setting up of the Azim Premji University, significant coverage of the districts across India with specialized Resource Centers, development of a large partner network and deepening of its existing programs.
The Foundation will be led jointly by Dileep Ranjekar and Anurag Behar as Co-CEOs to ensure seamless alignment of all critical focus areas.
Mr. T.K. Kurien will take over as the President of Wipro Eco-Energy effective April 1, 2010. Ecology is one of the defining issues for global society, and will present some of the biggest business opportunities over the next few decades. Wipro has been an early mover in the clean energy and energy efficiency space with our offering of multi technology consulting and engineering, coupled with our implementation of integrated solutions for commercial, industrial and utility clients. We see this as a significant area of growth and are investing early to fuel that growth.
Mr. Pratik Kumar, Executive Vice President — Human Resources, will take over as President of Wipro Infrastructure Engineering, which includes the Hydraulics and Water Businesses effective July 1, 2010. Wipro is the No. 1 maker of Hydraulic Cylinders globally. We continue to consolidate the global market for Cylinders, significantly increasing our market share and will expand our geographic footprint.
Wipro Limited, Regd office : Doddakannelli, Sarjapur Road, Bangalore : 560 035
Tel: 91-80-28440011, Fax : 91-80-28440051 www.wipro.com

We will also diversify into other closely related Hydraulic segments. Water is a key ecology related business of Wipro. We offer engineering and integrated solutions for Water at different scales for industrial and commercial clients.
Pratik will continue to lead the Human Resources, Corporate Human Resources Development, Brand and Communication Functions as Executive Vice President-Human Resources, Wipro Ltd.
Both T K Kurien and Pratik Kumar will report to Mr.Azim Premji, Chairman, Wipro Limited.
About Wipro Limited
Wipro provides comprehensive IT solutions and services, including systems integration, information systems outsourcing, package implementation, software application development and maintenance, and research and development services to corporations globally. Wipro Limited is the first PCMM Level 5 and SEI CMM Level 5 certified IT Services company globally. Wipro’s IT Services business was assessed at Level 5 for CMMI V 1.2 across Offshore and Onsite development centers.
In the Indian market, Wipro is a leader in providing IT solutions and services for the corporate segment in India offering system integration, network integration, software solutions and IT services. Wipro also has a profitable presence in niche market segments of infrastructure engineering, and consumer products & lighting. In the Asia Pacific and Middle East markets, Wipro provides IT solutions and services for global corporations.
Wipro’s ADS are listed on the New York Stock Exchange, and our equity shares are listed in India on the Stock Exchange — Mumbai, and the National Stock Exchange. For more information, please visit our websites at www.wipro.com, and www.wipro.in
About Azim Premji Foundation
Azim Premji Foundation is a not-for-profit organization, operational since 2001, with a vision to — “Significantly contribute to achieve quality universal education that facilitates a just, equitable and humane society”.
The Foundation works in the area of elementary education to pilot and develop ‘proofs of concept’ that have a potential for systemic change in India’s 1.3 million government-run schools. The Foundation focuses on working in rural areas where the majority of these schools exist. Currently we have a team of 200 professionals associated with us, in addition to several hundred paid volunteers in the fiel.
For Further Information, please contact:

Wipro Limited
Media: Investors:	Radha Radhakrishnan +91 - 80 - 25056159 Aravind Viswanathan +91 - 80 - 25056143
Forward-Looking and Cautionary Statements
Certain statements in this release concerning our future growth prospects are forward-looking statements, which involve a number of risks, and uncertainties that could cause actual results to differ materially from those
Wipro Limited, Regd office : Doddakannelli, Sarjapur Road, Bangalore : 560 035
Tel: 91-80-28440011, Fax : 91-80-28440051 www.wipro.com

in such forwardlooking statements. The risks and uncertainties relating to these statements include, but are not limited to, risks and uncertainties regarding fluctuations in our earnings, revenue and profits, our ability to generate and manage growth, intense competition in IT services, our ability to maintain our cost advantage, wage increases in India, our ability to attract and retain highly skilled professionals, time and cost overruns on fixed-price, fixed-time frame contracts, client concentration, restrictions on immigration, our ability to manage our international operations, reduced demand for technology in our key focus areas, disruptions in telecommunication networks, our ability to successfully complete and integrate potential acquisitions, liability for damages on our service contracts, the success of the companies in which we make strategic investments, withdrawal of fiscal governmental incentives, political instability, war, legal restrictions on raising capital or acquiring companies outside India, unauthorized use of our intellectual property, and general economic conditions affecting our business and industry. Additional risks that could affect our future operating results are more fully described in our filings with the United States Securities and Exchange Commission. These filings are available at www.sec.gov. We may, from time to time, make additional written and oral forward-looking statements, including statements contained in the company’s filings with the Securities and Exchange Commission and our reports to shareholders. We do not undertake to update any forward-looking statement that may be made from time to time by us or on our behalf.
Wipro Limited, Regd office : Doddakannelli, Sarjapur Road, Bangalore : 560 035
Tel: 91-80-28440011, Fax : 91-80-28440051 www.wipro.com